EXHIBIT 99.1

Golar LNG Partners LP Cash Distributions

Golar LNG Partners LP (“the Partnership” or “Golar Partners”) (NASDAQ: GMLP) announced today that its board of directors has approved a quarterly cash distribution with respect to the quarter ended December 31, 2019 of $0.4042 per common and general partner unit. This cash distribution will be paid on February 14, 2020 to all common and general partner unitholders of record as of the close of business on February 7, 2020.

Golar Partners continues to evaluate its structure and strategy, as referenced in its announcement on October 1, 2019, in order to maximise long-term shareholder value whilst ensuring the Partnership is appropriately debt financed. This activity includes potential structured transactions to grow the Partnership as well as bond and bank debt refinancing whilst also continuing to pursue opportunities for redeployment of the Golar Spirit and Golar Mazo. Future dividend levels and growth prospects will be determined by the relative success of these activities including the level and terms of new financing and growth capital requirements. The Partnership is aiming to finalise the majority of these activities within the next 3 months.

A cash distribution of $0.546875 per Series A preferred unit (NASDAQ: GMLPP) for the period from November 15, 2019 through February 14, 2020 has also been declared.  This will be payable on February 14, 2020 to all Series A preferred unitholders of record as at February 7, 2020.

Golar LNG Partners LP
Hamilton, Bermuda
January 28, 2020

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act